Exhibit 4.21

English Translation
Equity Transfer and Registered Capital Increase Agreement
In relation to
Shenzhen Wentai Education Industry Development Co., Ltd.
By and Among
Noah Education Technology (Shenzhen) Co., Ltd.
And
Shenzhen Jinyinhe Investment Co., Ltd.
And
Qicai Du, Yuzhang He, Xing Liang and Ming Yin

This Equity Transfer and Registered Capital Increase Agreement (this “Agreement”) is executed by the following parties on April 9, 2010.
Noah Education Technology (Shenzhen) Co., Ltd. (“Noah”)
Registered address: Room B1002, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, People’s Republic of China
Shenzhen Jinyinhe Investment Co., Ltd. (“Designated Party”)
Registered address: 4R, Block A, Haoming Fortune Plaza, Shennan Road, Futian District, Shenzhen, People’s Republic of China
Qicai Du
Residential Address:  _____
ID No:  _____
Yuzhang He
Residential Address:  _____
ID No:  _____
Xing Liang
Residential Address:  _____
ID No:  _____
Ming Yin
Residential Address:  _____
ID No:  _____
Qicai Du, Yuzhang He, Xing Liang and Ming Yin are hereinafter collectively referred to as the “Original Shareholders”.
Shenzhen Wentai Education Industry Development Co., Ltd. (“Wentai Education”)
Registered address: Unit 40, 4/F, Block A, Fortune Plaza, Shennan Road Central, Shenzhen
WHEREAS:
1. Prior to the execution of this Agreement, Wentai Education has obtained the requisite shareholder approvals and met the requirements for the equity transfer and registered capital increase contemplated hereunder in accordance with the relevant laws and regulations including the Company Law of the People’s Republic of China and the Articles and Association of Shenzhen Wentai Education Industry Development Co., Ltd. (the “Company Articles”)
2. Prior to the execution of this Agreement, the Original Shareholders have issued the requisite written notifications in relation to the equity transfer contemplated hereunder, and have met the requirements for transferring their equity interests to the third parties in accordance with the relevant laws and regulations including the Company Law of the People’s Republic of China and the Company Articles.

3. Noah is a limited liability company established in accordance with the Foreign Enterprises Law of the People’s Republic of China and the relevant laws and regulations on March 29, 2006, with a registered capital of US$33 million.
On a fair basis with the aim of mutual benefits, Noah, Wentai Education and the Original Shareholders hereby execute this Agreement in accordance with the relevant laws and regulations including the Company Law of the People’s Republic of China and the Company Articles.
Article 1 Equity Transfer and Registered Capital Increase
1.1. After this Agreement is executed, subject to the other provisions on price adjustments, the Designated Party shall transfer its 40% equity interest in Wentai Education to Noah at a consideration of RMB 36 million. After the equity transfer, Noah and the Original Shareholders shall hold 40% and 60% equity interest in Wentai Education, respectively. Of the Original Shareholders, Qicai Du, Yuzhang He, Xing Liang and Ming Yin shall hold 32.892%, 12.084%, 12.024% and 3% equity interest in Wentai Education, respectively.
1.2 Simultaneously with the equity transfer contemplated under Clause 1.1 hereof, Noah agrees to purchase additional equity interest in Wentai Education at a consideration of RMB 90 million, of which RMB 30 million will become the new registered capital of Wentai Education, and RMB 60 million will become the new capital reserve of Wentai Education.
1.3 Upon completion of the equity transfer set forth in Clause 1.1 hereof and the capital increase, the registered capital of Wentai Education shall be RMB 60 million. Changes in the shareholders’ contribution to the registered capital, in absolute value and in proportion, is set forth in the following table:

	Upon completion of registration of the equity
	transfer and capital increase with the State	Contribution to the registered
Shareholder	Administration for Industry and Commerce	capital by each shareholder
Noah	70%	4,200
Qicai Du	16.446%	986.76
Yuzhang He	6.042%	362.52
Xing Liang	6.012%	360.72
Ming Yin	1.500%	90

Total	100%	6,000

1.4 Wentai Education agrees to the above-said capital increase.
1.5 The Original Shareholders agree to the above-said equity transfer, and agree not to exercise their right of first refusal.
1.6. The Original Shareholders and the Designated Party guarantee to Noah that there exist no third party rights or other encumbrances on the equity to be transferred hereunder, and no disputes or litigation has been brought in relation to that equity interest.
1.7 Upon completion of this equity transfer and the capital increase, Noah becomes a shareholder of Wentai Education entitled to shareholder rights and subject to shareholder obligations.

Article 2 Payment of consideration for equity transfer and capital increase
2.1 Noah shall pay the increased capital to the designated accounts for registered capital and capital reserve prior to July 1, 2010 and provide the payment proof to Wentai Education by fax.
2.2. The consideration for the equity transfer shall be paid in installments, of which the first installment (RMB 25 million) will be due on July 12, 2010, the second (RMB 1 million) shall be due on September 1, 2010, and the last (RMB 10 million, subject to any adjustments) shall be due after the first two installments have been fully paid. For each installment, Noah shall pay the money into the account designated by the Designated Party in accordance with the conditions agreed upon by the parties, and it shall provide the payment proof to the Designated Party.
Article 3 Breach of contract
3.1 Upon execution of this Agreement, any party that fails to perform in whole or in party its obligations under this Agreement shall be in breach of contract. The breaching party shall be liable for damages to the innocent parties.
3.2 In case of any breach of contract, the innocent party shall be entitled to affirm this Agreement.
Article 4 Governing jurisdiction and dispute resolution
4.1 This Agreement is subject to the law of the People’s Republic of China.
4.2 Any dispute arising from or relating to the performance of this Agreement shall first be resolved through friendly negotiation between the parties, failing which shall be resolved through court proceedings.
Article 5 Effectiveness of this Agreement and Miscellaneous
5.1 This Agreement shall become effective upon the signature and impression of seals on this Agreement.
5.2 This Agreement is executed in eight counterparts. Each party shall keep one copy and the remaining copy shall be used for registration of amendment to company record with the relevant government authority.
[Signature page to follow]

Noah Education Technology (Shenzhen) Co., Ltd.

/s/
[Company seal of Noah Education Technology (Shenzhen) Co., Ltd. is affixed]
Shenzhen Jinyinhe Investment Co., Ltd.

/s/
[Company seal of Shenzhen Jinyinhe Investment Co., Ltd. is affixed]
Qicai Du

/s/ Qicai Du

Yuzhang He

/s/ Yuzhang He

Xing Liang

/s/ Xing Liang

Ming Yin

/s/ Ming Yin
Shenzhen Wentai Education Industry Development Co., Ltd.

/s/
[Company seal of Shenzhen Wentai Education Industry Development Co., Ltd. is affixed]